53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Boston	New York
	Brussels	Northern Virginia
	Chicago	Orange County
	Frankfurt	Paris
Via Electronic Transmission	Hamburg	San Diego
	Hong Kong	San Francisco
	London	Shanghai
	Los Angeles	Silicon Valley
	Milan	Singapore
	Moscow	Tokyo
	New Jersey	Washington, D.C.

File No. 037645-0001
November 4, 2005
Larry Spirgel, Esq.
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Triple Crown Media, Inc.
Registration Statement on Form S-4/Form S-1
(No. 333-128270)
Dear Mr. Spirgel:
          We represent Houlihan Lokey Howard & Zukin (“HLHZ”) in connection with the transactions contemplated by Triple Crown Media, Inc.’s (the “Company”) Registration Statement on Form S-4/Form S-1 (the “Registration Statement”). We appreciate Mr. Pappas taking the time on Wednesday to discuss with us the Staff’s comments to the Registration Statement and allowing us to supplementally provide the Staff with a further response to comment number 60 contained in your letter to the Company dated October 14, 2005, as followed up by comment number 10 of your letter to the Company dated November 1, 2005.
          For ease of reference, comment 60, our response, and comment 10 were as follows:
60. We note the reference to HL Financial being engaged to provide the solvency opinion at closing. File the consent of HL Financial and confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment at closing.
Delivery of a solvency opinion by HL Financial to the TCM Special Committee and TCM’s board of directors is a condition to the closing of the merger, and the opinion and will not be delivered until the closing. As a result, the solvency opinion, which will not be addressed to Bull Run, its board of directors or its shareholders, will be provided only

Larry Spirgel, Esq.
November 4, 2005

after any investment decision has been made pursuant to the Registration Statement and a “sale” has occurred. (See, Preliminary Note to Rule 145, which states that “... a ‘sale’ occurs when there is submitted to security holders an agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security”).
Accordingly, TCM respectfully submits that satisfaction of the condition to the merger by delivery of the solvency opinion at closing is like the satisfaction of any other merger condition, and post-effective amendments are not required to be filed to disclose satisfaction of such conditions or documents delivered at closing in satisfaction of such conditions, since such disclosure would not be material to investors. If an opinion meeting the requirements of the condition, as set forth in the filing, is not delivered at closing and the condition is waived, the parties would have to determine at that time whether the waiver of the condition is information material to an investment decision and under applicable law thus requires a resolicitation. Finally, we have not been able to find any instance where a registrant has been required to file a solvency opinion as an exhibit to a post-effective amendment, where the initial solvency opinion was delivered at the closing of the subject transaction.
          10. We disagree with the analysis you have provided in response to prior comment 60. Like with a fairness opinion you are receiving an opinion of an expert that is a material condition to the merger. Accordingly, like a fairness opinion, you must file this opinion as an exhibit to the registration statement. Please confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment.
          The requirement in Item 4(b) of Form S-4 to disclose a report, opinion or appraisal materially relating to the transaction that has been received from an outside party and referred to in the prospectus calls for the same information as would be required by Item 9(b)(1) through (6) of Schedule 13E-3. Thus, in analyzing whether Item 4(b) requires the filing of HLHZ’s solvency opinion (the “Opinion”) as an exhibit to a post-effective amendment to the Registration Statement, we believe it is important to look first to the reasoning underlying the adoption of Item 9(b) and the manner in which the Securities and Exchange Commission has interpreted the requirement.
          The proposing release for Rule 13e-3 and Schedule 13E-3 states that the requirements of proposed Items 8 (Determination of the Consideration for the Transaction), 9 (Fairness of the Transaction) and 10 (Reports, Opinions and Appraisals), constituting Items 8 and 9 as adopted, “are intended to ensure full disclosure concerning the material elements in the determination of the consideration to be offered in the Rule 13e-3 transaction.”1

[1]	Securities Act Release No. 5884, Exchange Act Release No. 14,185, 1977 SEC Lexis 352, page 64 (Nov. 17, 1977).

Larry Spirgel, Esq.
November 4, 2005

          The limited number of Staff no action letters and Commission administrative proceedings since the adoption of Item 9 that consider whether a report, opinion or appraisal is “materially related to a transaction” and required to be disclosed, reflect this objective — to provide disclosure concerning the material elements of the consideration being offered. Thus, the Staff has stated that “reports, opinions, and appraisals prepared in contemplation of, or in connection with, going private transactions (such as fairness opinions by investment banking firms) and which relate to the purpose for, and fairness of, such transaction must be disclosed,” but has also indicated that the disclosure requirement encompasses more than reports, opinions or appraisals specifically prepared for purposes of the transaction.2
          Based on this interpretation, the Staff expressed its view that disclosure of purchase price allocation reviews, and reports delivered in connection therewith, which were not prepared in connection with or in contemplation of a going private transaction, was required because the reviews and reports were material to an assessment of the fairness of the consideration being offered to shareholders:
"[T]he determination of an independent appraiser or accountant that the fair value of the assets deviates significantly from the purchase price thus requiring a substantial allocation to goodwill or negative goodwill could be important to a shareholder assessing the fairness of the purchase price established by affiliate parties. This is particularly true if the report differs substantially from the parties’ Schedule 13E-3 discussion of the value of the issuer’s assets or operations.”3
          Likewise, the Commission has required disclosure in a proxy statement of third party appraisals of property received one to six years prior to a Rule 13e-3 transaction. 4 The appraisal had not been done for purposes of the going private merger but had served as the starting point for an analysis of the company’s asset value by the investment banking firm providing a fairness opinion, which analysis served as a basis for the firm’s valuation range provided to the company’s board of directors. The Commission, in finding that the respondent had failed to comply with the disclosure requirements of Rule 13e-3 by not disclosing such third party appraisals and not properly summarizing the investment banker’s fairness opinion with respect to the merger price, stated that proper disclosure “would provide shareholders a means to assess the adequacy of the $29.50 merger price and to evaluate the basis for the valuation range established by [the investment banking firm].”5

[2]	Charles L. Ephraim, SEC No-Action Letter, 1987 SEC No-Act LEXIS 2687 at 2 (Sept. 30, 1987).

[3]	Id. at 2-3.

[4]	Meyers Parking System, Inc. , 49 S.E.C. 907 (SEC 1988) (“Meyers Parking”).

[5]	Id. at 914.

Larry Spirgel, Esq.
November 4, 2005

          It is our understanding that, following its adoption, Item 9 was used for guidance by practitioners in preparing, and the Division of Corporation Finance in reviewing, proxy statements and prospectuses for cash or stock mergers that were not going private transactions. The adopting release for Form S-4 states that Item 4 “has been revised to codify existing administrative practice in the area of investment banking and other opinions.”6 Form S-4 applied the principles of an integrated disclosure system to disclosures made in connection with mergers and exchange offers, reflecting “the premise that decisions made in the context of business combination transactions and those made otherwise in the purchase of a security in the primary or trading market are substantially similar.”7 The “offer, offer to sell, offer for sale or sale” that is being registered is deemed, pursuant to Rule 145 under the Securities Act of 1933, to occur, in the case of mergers, when the matter is submitted for the vote or consent of holders, and Form S-4 is intended to provide shareholders with the information they need in order to make that investment decision, i.e., to vote on the transaction.8 In the context of Item 4(b), the information is meant to ensure disclosure concerning the material elements of the consideration being offered.
          Thus, since the purpose of Item 4(b) is to provide information prior to a shareholder’s making a decision with respect to his or her vote on a transaction — specifically, reports, opinions or appraisals that have prior to that time been received by a party and are material to assessing the fairness of the consideration being offered, and, accordingly, material to the shareholder’s decision to vote or consent to a transaction — we respectfully submit that no disclosure of the Opinion after completion of the transactions contemplated by the Registration Statement is required by Item 4(b):
•	The opinion has not been received by any party at this time.

•	Although the opinion will be addressed to the special committees of the boards of directors and the boards of directors of the Company and Gray Television, Inc., neither the Company’s nor Gray’s shareholders are being asked to make an investment decision. While Bull Run Corporation is entitled to receive a copy of the opinion as part of the closing documentation, the opinion is not for Bull Run’s benefit and, in any case, the copy will not be received until after Bull Run’s shareholders have voted.

•	The opinions that concern the material elements in the determination of consideration to be offered in the transactions contemplated by the Registration Statement are the opinions dealing with the fairness of the transaction to the shareholders of each company which, together with the analyses underlying those opinions, are fully set forth in the Registration Statement.

[6]	Securities Act Rel. No. 6578, Exchange Act Rel. No. 21,982 (April 23, 1985), 7 CCH Fed. Sec. L. Rep. Para. 72,418 (“S-4 Adopting Release”).

[7]	Id.

[8]	See also, Meyers Parking, where the Commission stated, in the context of a Schedule 13E-3 incorporating a merger proxy statement, that “[f]ull disclosure of all material information is necessary to allow shareholders to make an informed decision on whether or not to vote against the merger, abstain or not vote in order to be able to exercise their appraisal rights.” 49 S.E.C at 908-09.

Larry Spirgel, Esq.
November 4, 2005

          Finally, delivery of the Opinion, as one of a number of documents required in connection with the closing of the transactions contemplated by the Registration Statement, does not rise to the level of materiality that typically necessitates the filing of a post-effective amendment. Item 512(a) of Regulation S-K requires that a registrant undertake to file a post-effective amendment when, in relevant part, there are “...any facts or events arising after the effective date of the registration statement ... which ... represent a fundamental change in the information set forth in the registration statement.”9 Here, the fact that receipt of a solvency opinion is a condition to the merger, and the conclusions that such opinion will have to reach in order to satisfy the condition, have been fully disclosed in the Registration Statement. Satisfaction of that condition will therefore not represent a “fundamental change” in the information contained in the Registration Statement.
          We would appreciate your prompt review of these materials and notification to us if you have additional comments or questions. Please contact Arnold Jacobs of Proskauer Rose LLP, at 212 969-3210, or the undersigned at 212 906-1306.
Very truly yours,

Erica H. Steinberger

cc:	David C. Brown, Esq., Houlihan Lokey Howard & Zukin
John Taylor, Esq., Chorey, Taylor & Feil
Arnold S. Jacobs, Esq., Proskauer Rose LLP

[9]	Regulation S-K, 17 C.F.R. §229.512(a)(ii) (2005).